Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 11 DATED AUGUST 31, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the status of our follow-on offering.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $66,875,819 in our common stock, which represents the value of the stock available to be offered as of November 24, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of July 31, 2022, we had raised total aggregate gross offering proceeds of approximately $52,109,000 and had issued approximately 5,063,000 shares of common stock in the Offerings, purchased by approximately 3,100 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.